

June 22, 2012

Via E-mail
Ruth Porat
Executive Vice President and Chief Financial Officer
Morgan Stanley
1585 Broadway
New York, NY 10036

> **Re:**   **Morgan Stanley**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 27, 2012**
> **Form 10-Q for Quarterly Period Ended March 31, 2012**
> **Filed May 7, 2012**
> **File No. 001-11758**

Dear Ms. Porat:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 1A. Risk Factors

We are subject to operational risk that could adversely affect our businesses, page 24

1.   We note that you are subject to operational risk, including potential vulnerability to "unauthorized access, mishandling or misuse, computer viruses or malware, cyber attacks and other events that could have a security impact on [your computer] systems." Furthermore, we note reports that the prevalence of cyber attacks have increased in your

industry. If you have experienced any of these or other cyber incidents in the past, beginning with your next Form 10-Q, please state that fact in order to provide the proper context for your risk factor disclosure. Please refer to the Division of Corporation Finance's Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Stock Performance Graph, page 43

2.   It appears that your presentation of the S&P 500 Stock Index and the S&P 500 Financials Index does not assume the reinvestment of dividends (cumulative total shareholder return) as required by Item 201(e) of Regulation S-K. Please confirm that future performance graphs will present cumulative total shareholder return for the indices.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Net Revenues, page 57

3.   You disclose that you record gains and losses related to investments associated with certain employee deferred compensation plans in Principal Transactions – Trading and Principal Transactions – Investments. Please revise your disclosure in Management's Discussion and Analysis or the Notes as appropriate to address the following:

- Quantify the amount of compensation tied to the performance of investments held in your principal transaction portfolio;

- More clearly describe the relationships between how compensation is calculated and the gains/losses absorbed on the referenced investments;

- To the extent that the compensation expense and investment gain/losses offset, clarify whether this is always the case, and if not, describe the circumstances where compensation and gains/losses would not offset; and

- Discuss the extent to which the employee does not bear the full gain/loss of the referenced investment portfolio due to guarantees that you provide in the compensation arrangement.

Critical Accounting Policies, page 79

Goodwill and Intangible Assets, page 80

4.   Please revise your disclosure in future filings to state, if true, that each of your reporting units has a fair value that is substantially in excess of carrying value. If that is not true, please revise your disclosure in future filings to include the following disclosures for each reporting unit that is at risk of failing step one of your goodwill impairment test:

   -   The percentage by which fair value exceeded carrying value as of the date of the most recent test.

   -   A discussion of the methods and key assumptions used in your impairment analysis and how the key assumptions were determined.

   -   A discussion of the degree of uncertainty associated with the key assumptions, and how those assumptions were determined. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time).

   -   Description of specific, potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions and outcome.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Risk Management, page 100

5.   Please expand your discussion to explain the interactions among the various committees and groups responsible for monitoring risk and clarify how information relating to risks is communicated up to senior management and the Board of Directors. For example, we note that with respect to market risk, the business units and trading desks ensure that the risks are measured monitored and made transparent to senior management. Additionally, we note that the Market Risk Department is responsible escalating risk concentrations to senior management. How is this information conveyed to the Board of Directors?

VaR Methodology, Assumptions and Limitations, page 104

6.   We note your disclosure that your Value-at-Risk (VaR) model evolves over time in response to changes in the composition of trading portfolios and to improvements in modeling techniques and systems capabilities. We further note that you are committed to continuous review and enhancement of VaR methodologies and assumptions in order to capture evolving risks associated with changes in market structure and dynamics. Please respond to the following and expand your disclosure in future filings as appropriate:

- Tell us the number of different VaR models that are used to determine your total trading VaR, and discuss the drivers regarding the need to use multiple different models.

- Tell us how all of the different VaR models used are aggregated to arrive at your total trading VaR as well as the individual market risk categories disclosed. For example, clarify whether you simply aggregate the outputs from the different models or whether adjustments are made, and if so, how the adjustments are determined.

- Clarify whether your stress VaR (S-VaR) scenarios use all of the base VaR models with more stressed assumptions or if you use different models than your unstressed VaR scenarios. To the extent that different models are used to capture that risk, please tell us the drivers as to why.

- Tell us whether the VaR models used for regulatory capital purposes are the same as the VaR models used for your market risk disclosures. To the extent that certain of the models used for both purposes differ, please tell us the drivers behind those differences.

- Discuss the process and validation procedures in place prior to implementing significant model and assumption changes. For example, discuss the approval process required, back-testing procedures performed, and periods of parallel model runs before implementation.

- To the extent that all or some of your VaR models used for your market risk disclosures are different than those used to calculate regulatory capital, please tell us whether the model review process and model oversight processes are the same for both. As part of your response, please clarify when approval is required from any of your regulators regarding VaR model changes.

- Given that your VaR models are evolving over time, tell us how you consider when disclosure is required under Item 305(a)(1)(iii)(4) of Regulation S-K regarding model, assumptions and parameter changes.

Country Risk Exposure, page 118

7.   You disclose that indirect country risk exposures are captured and monitored through regular stress testing and counterparty, market and systemic vulnerability analysis, You also disclose that you reduce country risk exposure through the effect of risk mitigants, such as netting agreements with counterparties that permit offsetting of receivables and payables with such counterparties, obtaining collateral from counterparties, and hedging. For purposes of providing greater transparency, please revise your disclosure in future filings to more clearly identify and discuss specific examples of such indirect country risk exposure and discuss the extent of indirect sovereign credit risk exposures that you have identified, providing quantification where possible.

8.   We note as per footnote (2) to your tabular disclosure on pages 119 and 120 that your net counterparty exposure takes into consideration legally enforceable master netting agreements and collateral. Please revise your disclosure in future filings to separately quantify the impact that master netting agreements and posted collateral have on your net counterparty exposure.

9.   We note your disclosure that your hedges within your tabular disclosures on pages 119 and 120 represent CDS hedges on net counterparty exposure and funded lending, and that the amounts disclosed are based on the CDS notional amount assuming zero recovery adjusted for any fair value receivable or payable. Please clarify and consider revising your disclosure in future filings to more clearly discuss how you calculate this amount, what you believe that it represents, and why you believe this presentation is useful to you and investors. Specifically, address how the amount reported differs from fair value and notional amounts, and consider separately quantifying fair value and notional amounts in a footnote to your tabular disclosure. Additionally, please revise your disclosure in future filings to discuss the nature of payout or trigger events under these purchased credit protection contracts and how those features may limit the effectiveness of such contracts in mitigating losses.

Notes to Consolidated Financial Statement, page 133

7.   Variable Interest Entities and Securitization Activities, page 178

10.   On page 181, we note that your tabular disclosure of certain non-consolidated VIEs in which you had variable interests includes all VIEs in which you have determined that your maximum exposure to loss is greater than specific thresholds or meets certain other criteria. Please revise your disclosure to clarify the thresholds and other criteria that you utilize in developing this disclosure.

12. Derivative Instruments and Hedging Activities, page 198

11.   You disclose in footnote (1) to your tabular disclosures on pages 201 and 202 that notional amounts include net notionals related to long and short futures contracts, and that the variation margin on these futures contracts is excluded from these tables. Please revise your disclosure in future filings to clarify whether your futures contracts in these tables are presented on a gross fair value basis. Also, address whether you have netted daily margin posted against the fair values such that the fair value amounts disclosed are on a net rather than gross fair value basis. To the extent the amounts are net, tell us how you considered the guidance in ASC 815-10-50-4B and 820-10-50-3.

22. Income Taxes, page 244

12.   It appears that your effective tax rate has experienced significant volatility in recent years due to Non-U.S. earnings. Please clarify and revise your disclosure to address the following:

- The extent to which the Non-U.S. earnings line item within your tax rate reconciliation includes the impact on your effective tax rate due to changes in enacted foreign tax rates, changes in your determination that certain unremitted foreign earnings are reinvested indefinitely, and/or changes in the amount of foreign earnings derived from jurisdictions with tax rates different than your U.S. statutory tax rate.

- Given that 46.7% of income from continuing operations in 2011 is related to Non-U.S. earnings (per your tabular disclosure on page 246), please tell us how you considered separately disclosing current and deferred tax provisions for foreign jurisdictions by country (e.g., tax provisions for your major foreign tax jurisdictions that are disclosed on page 248 including Hong Kong, Japan, and the United Kingdom).

- Finally, you disclose on page 108 of your Form 10-Q for the Quarterly Period Ended March 31, 2012 that the income of certain foreign subsidiaries earned outside of the United States has previously been excluded from taxation in the U.S. as a result of a provision of U.S. tax law that defers the imposition of tax on certain active financial services income until such income is repatriated to the United States as a dividend and that this provision expired for taxable years beginning on or after January 1, 2012. You also state that if this provision is extended again with respect to such income earned during 2012, the impact could decrease your 2012 annual effective tax rate and have a favorable impact on your net income. Please revise your disclosure in future filings to quantify the impact that the expiration of this tax provision had on your effective tax rate for the first quarter of 2012.

Financial Data Supplement

Short-term Borrowings, page 266

13.   We note your disclosure on page 63 that net interest expense within the Institutional Securities segment increased to $1.085 billion in 2011 from $233 million in 2010 primarily due to higher interest expenses that resulted from increased interest rates associated with your long term borrowings and stock lending transactions. We also note your weighted average interest rates of long term borrowings increased from 3.8% to 4% per your disclosure on page 195. However, you disclose that you are unable to provide weighted average interest rates for securities sold under repurchase agreements and securities loaned as you consider such interest expense as an integrated activity with other revenue sources for each of your separate businesses. We believe this information is useful as it provides transparency into the interest rate and cost of borrowing increases

on your short-term collateralized borrowings in a historically low interest rate environment. Please revise your disclosure in future filings to provide the weighted average interest rates for securities sold under repurchase agreements and securities loaned as required by Item VII(3) of Industry Guide 3 for Bank Holding Companies, or tell us why such information is not available. Please note that you may provide an <u>approximate</u> weighted average interest rate on your average balances outstanding during the years presented.

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>Certain Transactions, page 19</u>

14.   Please tell us whether the extensions of credit to your directors, officers and members of their immediate families were made on substantially the same terms and conditions as those prevailing at the time for comparable transactions with other persons *not related to the lender*. If so, please confirm that you will use the language contained in Instruction 4(iii)(B) to Item 404 of Regulation S-K in future filings.

<u>Compensation Discussion and Analysis, page 26</u>

15.   We note your disclosure on page 32 that your pre-established performance priorities are non-formulaic, do not require specific targets or goals to be met and are not assigned any specific weighting. However, on pages 26 and 28 you indicate that you reduced Mr. Gorman's compensation by 25%, reflecting the fact that you did not fully meet certain 2011 performance/financial priorities. In the "Company Financial Performance" section on page 35, you state that your return on average equity from continuing operations was below the ROE performance priority for 2011. Please tell us if there were other performance/financial priorities that you did not meet or if missing the ROE performance priority was the reason why Mr. Gorman's compensation was reduced by 25%. Also, please tell us what the ROE performance priority was and confirm that to the extent you establish specific performance/financial priorities that can result in upward or downward adjustments to compensation, you will disclose the targets in future filings.

16.   On page 32 you list credit rating and relative returns (ROE and TSR relative to the comparison group) as two of your four pre-approved company-wide financial performance priorities. Please tell us how the CMDS Committee considered your credit ratings and relative returns when determining named executive officer incentive compensation. We note that these financial performance priorities are not discussed in the "Evaluating Company and Individual Performance" section on page 35.

17.   We note that you modified the terms of your PSUs so that for purposes of vesting you compare your TSR to the S&P Financial Sectors Index, rather than a small group of peer companies. We also note that for purposes of setting performance priorities and evaluating your financial performance in determining incentive compensation, you

continue to compare your ROE and TSR to the comparison group, rather than an index. Please tell us why you utilize the index for PSU vesting purposes but not for performance priorities.

18.   It appears from your disclosure on page 38 and elsewhere that the MSCIP awards accounted for at least 25% and up to 45% of total compensation (and between 28% and 50% of non-salary compensation) for your named executive officers for 2011 performance. We note that the MSCIP awards are deferred cash awards that vest, have their cancellation provisions lifted and are distributed automatically in installments over time. We also note that, for four of your named executive officers, this is scheduled to occur for 50% of the award on November 30, 2012 and 50% on November 30, 2013 and that for the fifth named executive officer, whose award was considered vested upon grant, the distributions are scheduled to occur in equal installments on February 2 of 2013, 2014 and 2015.

Please reconcile the terms of the MSCIP awards with the following disclosures from your proxy statement and elsewhere:

- "*We paid no cash bonus to members of the Company's Operating Committee (for 2011, our eight most senior executives, including the NEOs) and instead delivered 100% of year-end compensation in deferred long-term incentive awards subject to market and cancellation risk over a three-year period.*" Page 26 of proxy statement.

- "*Members of the Company's Operating Committee, including each NEO, received no cash bonus for 2011. Instead, 100% of year-end compensation was paid with deferred long-term incentive awards, which are subject to market and cancellation risk over a three-year period.*" Page 28 of proxy statement.

- "*[W]e paid no cash bonus to our eight most senior executives. Instead, 100% of year-end compensation is deferred in long-term incentive awards.*" Remarks of James Gorman, Chairman and Chief Executive Officer, at the annual meeting of shareholders on May 15, 2012.

Form 10-Q for Quarterly Period Ended March 31, 2012

Notes to the Condensed Consolidated Financial Statements

2. Significant Accounting Polices

Independent Price Verification, page 10

19.   You disclose that the VRG (Valuation Review Group) reviews the business unit's valuation techniques for financial instruments categorized within Level 3, and any adjustments made by the VRG to the fair value generated by the business units are

presented to management of the three business segments, the CFO, and the Chief Risk Officer on a regular basis. Please tell us what procedures the VRG uses to validate the front desk (trading) marks. For example, tell us whether you use a mid-point pricing mechanism for the VRG valuation and whether you compare the aggregated fair value mark for a portfolio to the front desk aggregated mark.

3. Fair Value Disclosures

Quantitative Information about and Sensitivity of Significant Unobservable Inputs…, page 27

20.   You disclose the range of significant unobservable inputs for each major category of assets and liabilities measured at fair value on a recurring basis with a significant Level 3 balance, as well as qualitative information on the sensitivity of the fair value measurements to changes in the significant unobservable inputs. Given the wide range of assumptions for several of the categories, please consider revising your disclosure in future filings to also provide a weighted average of the significant unobservable inputs reported, similar to the illustration provided in ASC 820-10-55-103, and state your basis for calculating the weighted average (e.g., weighted average by notional, principal, etc.).

21.   You disclose your range of significant unobservable inputs in percentage and basis points. For purposes of greater transparency, please revise your disclosure in future filings to clarify the units that you have presented. Specifically, please define what you mean by points. For example, do the points as disclosed represent a percent of par?

22.   We note that you use comparable bond prices as a significant unobservable input into the valuation of various securities, corporate bonds, CDOs, credit contracts, and loans. It appears that a yield may have been considered in coming up with the comparable bond price. If so, please also disclose in future filings the yield or implied yield from the comparable bond price as a significant unobservable input, or tell us why such disclosure is not appropriate or meaningful.

Fair Value Option, page 30

23.   We note your loss on long-term borrowings of $2.951 billion recorded in Principal Transactions – Trading for the Three Months Ended March 31, 2012, and we note that a significant portion of this loss was due to the change in credit quality as disclosed on page 31, for which you recorded a loss of $1.978 billion on short-term and long-term borrowings. Please revise your future filings to address the following:

- It appears that the $1.978 billion is included in the $2.951 billion overall change in fair value, however, it is not clear whether the $1.978 billion includes only the change in your own credit quality or if it also includes the change in credit quality of various underlying credit risks referenced in your structured notes. Please provide clarity on this relationship in future filings.

Ruth Porat
Morgan Stanley
June 22, 2012
Page 10

- It appears that almost $1 billion of your loss on change in fair value of your long-term borrowings was due to factors other than changes in credit quality in the first quarter of 2012. We believe your disclosure could be enhanced by providing a tabular disclosure of your short-term and long-term borrowings for which you have elected the fair value option disaggregated by product type (e.g., structured notes referenced to foreign currency exchange rates, to interest rates, to movements in a reference price, and to movements in an index) to promote transparency into the changes in fair value of certain structured products. Please provide us with proposed disclosure to that effect to be included in future filings, and address the following:

  - Within this table, separately quantify the impact of the adjustment to reflect the change in your own credit quality on each product type.

  - In your response, reconcile the amounts in the table to the net losses due to the change in fair value of your long-term borrowings of $2.951 billion on page 30, as well as the changes in instrument specific credit risk on your short-term and long-term borrowings of $1.978 billion.

Liquidity and Capital Resources

Credit Ratings, page 117

24. We note your disclosures on pages 58 and 118 regarding the additional collateral, termination payments or other contractual amounts that could be called by counterparties in the event of a downgrade of your long-term credit ratings. Please respond to the following:

  - Please confirm whether the amounts disclosed on page 118 exceed the amounts disclosed on page 58 because the amounts on page 118 include obligations under "certain other agreements associated with the Institutional Securities business segment" (in addition to OTC derivative contracts) while the amounts on page 58 include only OTC derivative contracts.

  - In future filings, please describe the other agreements associated with the Institutional Securities business segment and provide a breakout of obligations by agreement type.

  - Please explain the reasons why the total obligations (including both counterparty and exchanges/clearing organizations), as disclosed on page 118 and on pages 21 and 92 of your Form 10-K, increased from $5.172 billion in the case of a two notch downgrade and $6.518 billion in the case of a three notch downgrade at December 31, 2011 to $6.777 billion and $9.606 billion, respectively, at March 31, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Staci Shannon at (202) 551-3374 or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director